UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020

On November 27, 2020, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2020 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects - Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

The interim consolidated financial statements for the six months ended September 30, 2020 are prepared in accordance with the revised “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements”, pursuant to the proviso of Article 6, Paragraph 1 of the Supplementary Provisions of the “Cabinet Office Ordinance for Partial Revision of the Ordinance on the Terminology, Forms, and Preparation Methods of the financial statements” (Cabinet Office Ordinance No. 9 of March 6, 2020).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2020, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2020		As of September 30, 2020
Assets
Cash and Due from Banks	*8	41,069,745	*8	42,498,278
Call Loans and Bills Purchased		584,686		243,267
Receivables under Resale Agreements		18,581,488		12,666,551
Guarantee Deposits Paid under Securities Borrowing Transactions		2,243,161		2,190,799
Other Debt Purchased		2,688,273		2,676,047
Trading Assets	*8	13,248,734	*8	14,564,434
Money Held in Trust		411,847		471,782
Securities	*1, *2, *8, *15	34,907,234	*1, *2, *8, *15	43,314,534
Loans and Bills Discounted	*3, *4, *5, *6, *7, *8, *9	83,468,185	*3, *4, *5, *6, *7, *8, *9	86,501,633
Foreign Exchange Assets	*7	2,044,415	*7	1,936,636
Derivatives other than for Trading Assets		1,944,060		1,439,293
Other Assets	*8	5,206,121	*8	4,413,001
Tangible Fixed Assets	*10, *11	1,103,622	*10, *11	1,101,614
Intangible Fixed Assets		636,139		619,695
Net Defined Benefit Asset		846,782		924,167
Deferred Tax Assets		32,493		23,368
Customers’ Liabilities for Acceptances and Guarantees		6,066,527		5,938,130
Reserves for Possible Losses on Loans		(424,446)		(477,516)
Reserve for Possible Losses on Investments		—		(0)

Total Assets		214,659,077		221,045,717

	(Millions of yen)
	As of March 31, 2020		As of September 30, 2020
Liabilities
Deposits	*8	131,189,673	*8	134,665,825
Negotiable Certificates of Deposit		13,282,561		14,201,308
Call Money and Bills Sold		2,263,076		1,903,686
Payables under Repurchase Agreements	*8	17,971,098	*8	19,326,350
Guarantee Deposits Received under Securities Lending Transactions	*8	1,108,255	*8	1,244,440
Commercial Paper		411,089		921,282
Trading Liabilities		9,604,890		8,487,342
Borrowed Money	*8, *12	5,209,947	*8, *12	7,275,166
Foreign Exchange Liabilities		509,405		402,476
Short-term Bonds		373,658		331,447
Bonds and Notes	*13	8,906,432	*13	9,639,781
Due to Trust Accounts		1,055,510		1,336,263
Derivatives other than for Trading Liabilities		1,619,151		1,274,444
Other Liabilities		6,111,195		4,815,831
Reserve for Bonus Payments		75,175		55,860
Reserve for Variable Compensation		2,559		1,467
Net Defined Benefit Liability		62,113		71,950
Reserve for Director and Corporate Auditor Retirement Benefits		944		635
Reserve for Possible Losses on Sales of Loans		637		1,142
Reserve for Contingencies		6,443		4,180
Reserve for Reimbursement of Deposits		27,851		25,205
Reserve for Reimbursement of Debentures		18,672		17,663
Reserves under Special Laws		2,509		2,506
Deferred Tax Liabilities		53,150		133,564
Deferred Tax Liabilities for Revaluation Reserve for Land	*10	62,695	*10	62,555
Acceptances and Guarantees		6,066,527		5,938,130

Total Liabilities		205,995,229		212,140,512

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,136,467		1,135,948
Retained Earnings		4,174,190		4,260,606
Treasury Stock		(6,414)		(7,025)

Total Shareholders’ Equity		7,561,010		7,646,297

Net Unrealized Gains (Losses) on Other Securities		823,085		1,038,781
Deferred Gains or Losses on Hedges		72,081		66,262
Revaluation Reserve for Land	*10	136,655	*10	137,834
Foreign Currency Translation Adjustments		(133,178)		(170,773)
Remeasurements of Defined Benefit Plans		94,317		84,475

Total Accumulated Other Comprehensive Income		992,960		1,156,580

Stock Acquisition Rights		213		134
Non-controlling Interests		109,662		102,192

Total Net Assets		8,663,847		8,905,205

Total Liabilities and Net Assets		214,659,077		221,045,717

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2019		For the six months ended September 30, 2020
Ordinary Income		1,987,425		1,576,761
Interest Income		1,062,855		693,651
Interest on Loans and Bills Discounted		646,722		490,811
Interest and Dividends on Securities		138,351		122,600
Fiduciary Income		27,756		27,143
Fee and Commission Income		360,492		397,087
Trading Income		194,433		238,219
Other Operating Income		224,188		156,922
Other Ordinary Income	*1	117,699	*1	63,736
Ordinary Expenses		1,590,953		1,309,150
Interest Expenses		686,238		253,522
Interest on Deposits		261,393		91,376
Fee and Commission Expenses		84,392		77,475
Trading Expenses		2,533		1,455
Other Operating Expenses		65,839		68,248
General and Administrative Expenses		670,592		681,287
Other Ordinary Expenses	*2	81,357	*2	227,161

Ordinary Profits		396,471		267,610

Extraordinary Gains	*3	1,252	*3	72,735
Extraordinary Losses	*4	6,252	*4	6,955

Income before Income Taxes		391,471		333,391

Income Taxes:
Current		85,576		74,186
Deferred		10,593		41,813

Total Income Taxes		96,169		116,000

Profit		295,302		217,390

Profit Attributable to Non-controlling Interests		7,633		1,867

Profit Attributable to Owners of Parent		287,668		215,523

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Profit	295,302	217,390
Other Comprehensive Income	(104,853)	158,782
Net Unrealized Gains (Losses) on Other Securities	(122,173)	212,348
Deferred Gains or Losses on Hedges	74,719	(5,843)
Foreign Currency Translation Adjustments	(34,547)	(36,529)
Remeasurements of Defined Benefit Plans	(20,957)	(9,851)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(1,894)	(1,341)

Comprehensive Income	190,448	376,172

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	184,486	377,963
Comprehensive Income Attributable to Non-controlling Interests	5,962	(1,791)

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2019

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(95,197)		(95,197)
Profit Attributable to Owners of Parent			287,668		287,668
Repurchase of Treasury Stock				(1,850)	(1,850)
Disposition of Treasury Stock		(625)		2,744	2,119
Transfer from Revaluation Reserve for Land			55		55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(885)			(885)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(899)	191,915	893	191,910

Balance as of the end of the period	2,256,767	1,137,550	4,107,437	(6,809)	7,494,945

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(95,197)
Profit Attributable to Owners of Parent									287,668
Repurchase of Treasury Stock									(1,850)
Disposition of Treasury Stock									2,119
Transfer from Revaluation Reserve for Land									55
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(885)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ equity	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(412,010)

Total Changes during the period	(119,652)	74,670	(55)	(37,096)	(21,104)	(103,238)	(493)	(308,279)	(220,100)

Balance as of the end of the period	1,066,749	52,387	137,716	(148,153)	233,831	1,342,532	213	136,245	8,973,937

      For the six months ended September 30, 2020

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010
Cumulative Effects of Changes in Accounting Policies			(32,639)		(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,136,467	4,141,550	(6,414)	7,528,370
Changes during the period
Cash Dividends			(95,208)		(95,208)
Profit Attributable to Owners of Parent			215,523		215,523
Repurchase of Treasury Stock				(1,995)	(1,995)
Disposition of Treasury Stock		(80)		1,385	1,305
Transfer from Revaluation Reserve for Land			(1,178)		(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(519)			(519)
Transfer from Retained Earnings to Capital Surplus		80	(80)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	(519)	119,056	(610)	117,926

Balance as of the end of the period	2,256,767	1,135,948	4,260,606	(7,025)	7,646,297

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
Balance as of the beginning of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847
Cumulative Effects of Changes in Accounting Policies						—			(32,639)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,631,208
Changes during the period
Cash Dividends									(95,208)
Profit Attributable to Owners of Parent									215,523
Repurchase of Treasury Stock									(1,995)
Disposition of Treasury Stock									1,305
Transfer from Revaluation Reserve for Land									(1,178)
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(519)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ equity	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	156,070

Total Changes during the period	215,696	(5,819)	1,178	(37,594)	(9,842)	163,619	(79)	(7,469)	273,997

Balance as of the end of the period	1,038,781	66,262	137,834	(170,773)	84,475	1,156,580	134	102,192	8,905,205

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Cash Flow from Operating Activities
Income before Income Taxes	391,471	333,391
Depreciation	69,160	80,450
Losses on Impairment of Fixed Assets	4,010	1,391
Amortization of Goodwill	2,033	1,869
Equity in Loss (Gain) from Investments in Affiliates	(19,109)	(11,559)
Increase (Decrease) in Reserves for Possible Losses on Loans	(7,637)	53,470
Increase (Decrease) in Reserve for Possible Losses on Investments	—	0
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(89)	504
Increase (Decrease) in Reserve for Contingencies	258	(1,028)
Increase (Decrease) in Reserve for Bonus Payments	(17,352)	(18,630)
Increase (Decrease) in Reserve for Variable Compensation	(1,532)	(1,092)
Decrease (Increase) in Net Defined Benefit Asset	(42,534)	(31,468)
Increase (Decrease) in Net Defined Benefit Liability	1,026	1,180
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(334)	(308)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(3,180)	(2,646)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(4,834)	(1,009)
Interest Income - accrual basis	(1,062,855)	(693,651)
Interest Expenses - accrual basis	686,238	253,522
Losses (Gains) on Securities	(154,961)	(1,779)
Losses (Gains) on Money Held in Trust	(94)	(1,565)
Foreign Exchange Losses (Gains) - net	149,143	190,646
Losses (Gains) on Disposition of Fixed Assets	990	(588)
Losses (Gains) on Revision of Retirement Benefit Plan	—	(58,684)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	—	(7,895)
Decrease (Increase) in Trading Assets	(2,475,270)	(1,348,924)
Increase (Decrease) in Trading Liabilities	1,915,340	(1,148,807)
Decrease (Increase) in Derivatives other than for Trading Assets	(272,093)	513,769
Increase (Decrease) in Derivatives other than for Trading Liabilities	136,276	(356,773)
Decrease (Increase) in Loans and Bills Discounted	(2,166,571)	(3,180,082)
Increase (Decrease) in Deposits	2,340,667	3,706,210
Increase (Decrease) in Negotiable Certificates of Deposit	603,216	887,125
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,186,947)	2,040,630
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(73,018)	58,994
Decrease (Increase) in Call Loans, etc.	(1,150,293)	6,119,257
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(492,325)	52,362
Increase (Decrease) in Call Money, etc.	2,460,640	1,321,413
Increase (Decrease) in Commercial Paper	(260,467)	521,600
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	92,478	136,184
Decrease (Increase) in Foreign Exchange Assets	103,819	96,730
Increase (Decrease) in Foreign Exchange Liabilities	(122,722)	(107,635)
Increase (Decrease) in Short-term Bonds (Liabilities)	(5,788)	(42,210)
Increase (Decrease) in Bonds and Notes	142,827	506,833
Increase (Decrease) in Due to Trust Accounts	12,427	280,752
Interest and Dividend Income - cash basis	1,081,614	768,705
Interest Expenses - cash basis	(711,379)	(333,961)
Other - net	472,110	(200,012)

Subtotal	434,358	10,376,684

Cash Refunded (Paid) in Income Taxes	(40,759)	(131,734)

Net Cash Provided by (Used in) Operating Activities	393,599	10,244,949

	(Millions of yen)
	For the six months ended September 30, 2019		For the six months ended September 30, 2020
Cash Flow from Investing Activities
Payments for Purchase of Securities		(41,534,948)		(48,153,087)
Proceeds from Sale of Securities		29,904,670		24,703,651
Proceeds from Redemption of Securities		10,050,392		14,798,919
Payments for Increase in Money Held in Trust		(20,952)		(63,426)
Proceeds from Decrease in Money Held in Trust		25,375		4,841
Payments for Purchase of Tangible Fixed Assets		(34,074)		(36,629)
Payments for Purchase of Intangible Fixed Assets		(46,876)		(47,263)
Proceeds from Sale of Tangible Fixed Assets		3,605		12,855
Proceeds from Sale of Intangible Fixed Assets		3,144		—
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		—		497

Net Cash Provided by (Used in) Investing Activities		(1,649,665)		(8,779,640)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money		—		30,000
Proceeds from Issuance of Subordinated Bonds		325,000		287,000
Payments for Redemption of Subordinated Bonds		(118,000)		(50,000)
Proceeds from Investments by Non-controlling Shareholders		2,530		2,543
Repayments to Non-controlling Shareholders		(303,000)		—
Cash Dividends Paid		(95,165)		(95,242)
Cash Dividends Paid to Non-controlling Shareholders		(10,011)		(4,074)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)		(4,653)		—
Payments for Repurchase of Treasury Stock		(1,435)		(1,503)
Proceeds from Sale of Treasury Stock		1,515		838
Payments for Repurchase of Treasury Stock of Subsidiaries		—		(5,414)

Net Cash Provided by (Used in) Financing Activities		(203,220)		164,147

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		(254,539)		(120,684)

Net Increase (Decrease) in Cash and Cash Equivalents		(1,713,824)		1,508,771

Cash and Cash Equivalents at the beginning of the period		44,254,874		39,863,604

Cash and Cash Equivalents at the end of the period	*1	42,541,050	*1	41,372,376

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 153

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2020, Mizuho After Corona Business Succession Assist Fund Limited Partnership and thirty-eight other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2020, Mizuho Operation Service Ltd. and eleven other companies were excluded from the scope of consolidation as a result of decrease in share ownership and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 26

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2020, One Tap BUY Co., Ltd. and one other company were newly included in the scope of equity method as a result of increase in share ownership and other factor.

During the six months ended September 30, 2020, JTC Holdings, Ltd. and one other company were excluded from the scope of consolidation as a result of merger.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

January 31	1 company
June 30	41 companies
September 30	111 companies

(2)

A consolidated subsidiary with the interim balance sheet date of January 31 was consolidated based on its tentative interim financial statements as of and for the period ended the interim consolidated balance sheet date. Other consolidated subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date. Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2020, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2020, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statement of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2020, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2020, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2020, assuming they were settled at the end of the six months ended September 30, 2020.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥109,898 million (¥89,216 million at the end of the fiscal year ended March 31, 2020).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “Japanese Financial Services Agency (“JFSA”)’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of the spread of COVID-19 and its prolongation on Reserves for Possible Losses on Loans for some credit. More specifically, we have identified certain industries and certain obligors that are expected to be significantly impacted by the COVID-19. For these identified industries and obligors, we have updated the estimated expected loss amount by incorporating certain assumptions such as the future recovery periods and the forecasted GDP growth rate in Japan. Among the major assumptions applied to the relevant estimates, we have adopted the prospect that the period for the settling down of COVID-19 would be longer than we had expected at the end of the previous fiscal year.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2020, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors and executive officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd., the amount accrued at the end of the six months ended September 30, 2020 among the estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2020 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2020, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2020. Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2020 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(19)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(20)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

(21)	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

Changes in Accounting Policies

(Accounting Standard for Fair Value Measurement and Others)

MHFG has applied “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30 July 4, 2019) and others from the beginning of the interim period ended September 30, 2020.

In accordance with Article 8 of “Accounting Standard for Fair Value Measurement”, the fair value adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives and others traded in the market.

In accordance with Article 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were reflected in Retained Earnings as of April 1, 2020.

As a result, Retained Earnings decreased by ¥32,639 million, Trading Assets decreased by ¥50,380 million, Derivatives other than for Trading Assets decreased by ¥6,379 million, Trading Liabilities decreased by ¥6,529 million, Derivatives other than for Trading Liabilities decreased by ¥3,184 million, Deferred Tax Assets increased by ¥14,405 million, and Net Assets per Share decreased by ¥12.87 as of April 1, 2020. The share consolidation was taken place at a ratio of ten pre-consolidation shares to one post-consolidation share on October 1, 2020. Net Asset per share is calculated under the assumption that the share consolidation had been taken place at the beginning of fiscal 2019.

And in accordance with the transitional treatment set forth in Article 19 of “Accounting Standard for Fair Value Measurement” and Article 44-2 of “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, July 4, 2019), MHFG has applied a new accounting policy prescribed by “Accounting Standard for Fair Value Measurement” and others from the interim period ended September 30, 2020.

As a result, in principle, while fair value of Japanese stocks was previously determined based on the average quoted market price over the month preceding the interim consolidated balance sheet date, from the end of the interim period ended September 30, 2020, fair value of Japanese stocks is determined based on the quoted market price as of the interim consolidated balance sheet date.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”) and the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their position. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving our Five-Year Business Plan. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2020 was ¥4,148 million for 25,564 thousand shares (the carrying amount as of March 31, 2020 was ¥3,485 million for 19,636 thousand shares).

Application of tax-effect accounting to the Transition from the Consolidated Taxation System to the Group Aggregation System

Some domestic consolidated subsidiaries of the Group record amounts of deferred tax assets and deferred tax liabilities based on the provisions of tax laws prior to amendment under the treatment in Paragraph 3 of “Treatment of the application of the tax-effect accounting in relation to the transition from the consolidated tax system to the aggregate group system” (Practical Solutions No.39 March 31, 2020), without applying the provisions of Paragraph 44 of “Guidance on Accounting Standard for tax-effect accounting” (Implementation Guidance No.28 February 16, 2018), regarding the tax items for which review of the non-consolidated Tax Payment System was implemented in accordance with the transition to the aggregated group system established under the “Act for Partial Revision of the Income Tax Act, etc.” (Act No. 8 of 2020) and the transition to the aggregated group system.

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

		(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Shares	331,855	339,807
Investments	534	530

*2.	Unsecured loaned securities, which are included in Japanese Government Bonds under Securities, are as follows:

(Millions of yen)
As of March 31, 2020	As of September 30, 2020
80,056	—

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

		(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Securities repledged	19,960,803	12,779,574
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	1,998,251	2,589,760

*3.	Loans to Bankrupt Obligors and Non-Accrual Delinquent Loans, which are included in Loans and Bills Discounted, are as follows:

		(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Loans to Bankrupt Obligors	15,938	32,552
Non-Accrual Delinquent Loans	401,016	412,673

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

*4.	Balance of Loans Past Due for Three Months or More, which is included in Loans and Bills Discounted, is as follows:

		(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Loans Past Due for Three Months or More	1,468	559

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

*5.	Balance of Restructured Loans, which is included in Loans and Bills Discounted, is as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Restructured Loans	256,429	311,710

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

*6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans is as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Total	674,853	757,496

The amounts given in *3 through *6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*7.

In accordance with “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002), bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2020	As of September 30, 2020
1,341,367	1,506,793

*8.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
The following assets are pledged as collateral:
Trading Assets	1,281,698	3,999,815
Securities	5,551,273	7,332,423
Loans and Bills Discounted	3,584,065	10,317,944

Total	10,417,037	21,650,183

The following liabilities are collateralized by the above assets:
Deposits	1,057,282	897,471
Payables under Repurchase Agreements	5,479,619	5,834,309
Guarantee Deposits Received under Securities Lending Transactions	778,766	2,530,502
Borrowed Money	4,073,507	6,208,639

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Cash and Due from Banks	65,745	58,225
Trading Assets	124,676	182,628
Securities	2,454,991	3,528,216
Loans and Bills Discounted	142,757	141,975

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Margins for Futures Transactions	500,066	230,434
Guarantee Deposits	113,053	113,963
Collateral Pledged for Financial Instruments and Others	1,925,993	1,765,477

*9.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Unutilized balance	90,835,753	100,471,308
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	68,937,304	75,058,069

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*10.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*11.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Accumulated Depreciation	894,792	897,854

*12.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Subordinated Borrowed Money	168,000	198,000

*13.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Subordinated Bonds	3,594,804	3,820,534

14.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Money trusts	883,781	839,565

*15.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2020	As of September 30, 2020
1,548,136	1,468,519

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Gains on Sales of Stocks	86,698	44,129
Share of profit of entities accounted for using equity method	19,109	11,559

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Provision for Reserves for Possible Losses on Loans	7,387	76,704
Impairment Losses of Stocks	10,030	62,682
Stock-related Derivatives Expenses	8,246	26,929
Losses on Sales of Stocks	21,004	24,008

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Accumulation (Amortization) of Unrecognized Prior Service Cost	—	62,004
Gains on Cancellation of Employee Retirement Benefit Trust	—	7,895

“Accumulation (Amortization) of Unrecognized Prior Service Cost” resulted from prior service cost incurred in connection with the revision of the retirement benefit plan.

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Losses on Transfer to Defined Contribution Pension Plan	—	3,320
Losses on Disposition of Fixed Assets	2,242	2,243
Losses on Impairment of Fixed Assets	4,010	1,391

“Losses on Transfer to Defined Contribution Pension Plan” resulted from the transfer of part of the defined benefit pension plan to the defined contribution pension plan.

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2019

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2019	Increase during the period	Decrease during the period	As of September 30, 2019	Remarks
Issued Shares
Common Stock	25,392,498	—	—	25,392,498

Total	25,392,498	—	—	25,392,498

Treasury Stock
Common Stock	33,962	11,788	11,273	34,477	(Note	)

Total	33,962	11,788	11,273	34,477

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (9,030 thousand shares), and repurchase of shares constituting less than one unit and other factors (2,758 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (8,303 thousand shares), exercise of stock acquisition rights (stock options) (2,968 thousand shares) and other factors. The number of shares as of September 30, 2019 includes the number of treasury stock held by BBT trust account (19,643 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2019 (Millions of yen)	Remarks
			As of April 1, 2019	Increase during the period	Decrease during the period	As of September 30, 2019
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			213
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			213 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2019

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2019 The Board of Directors	Common Stock	95,197	3.75	March 31, 2019	June 4, 2019

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2019 include ¥70 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2019 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2019 The Board of Directors	Common Stock	95,208	Retained Earnings	3.75	September 30, 2019	December 6, 2019

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on November 14, 2019 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

For the six months ended September 30, 2020

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2020	Increase during the period	Decrease during the period	As of September 30, 2020	Remarks
Issued Shares
Common Stock	25,392,498	—	—	25,392,498

Total	25,392,498	—	—	25,392,498

Treasury Stock
Common Stock	32,106	14,344	7,768	38,683	(Note	)

Total	32,106	14,344	7,768	38,683

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (10,958 thousand shares), and repurchase of shares constituting less than one unit and other factors (3,386 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (5,030 thousand shares), exercise of stock acquisition rights (stock options) (420 thousand shares) and other factors. The number of shares as of September 30, 2020 includes the number of treasury stock held by BBT trust account (25,564 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2020 (Millions of yen)	Remarks
			As of April 1, 2020	Increase during the period	Decrease during the period	As of September 30, 2020
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			134
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			134 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2020

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2020 The Board of Directors	Common Stock	95,208	3.75	March 31, 2020	June 8, 2020

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on May 15, 2020 include ¥73 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2020 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 12, 2020 The Board of Directors	Common Stock	95,209	Retained Earnings	3.75	September 30, 2020	December 7, 2020

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors held on November 12, 2020 include ¥95 million of cash dividends on treasury stock held by BBT trust account.
	2.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Cash Dividends per Share is recorded at the amount before the share consolidation.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Cash and Due from Banks	43,444,902	42,498,278
Due from Banks excluding central banks	(903,852)	(1,125,902)

Cash and Cash Equivalents	42,541,050	41,372,376

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Due in One Year or Less	51,062	53,852
Due after One Year	241,446	277,002

Total	292,508	330,855

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2020	As of September 30, 2020
Due in One Year or Less	790	1,070
Due after One Year	6,867	7,896

Total	7,657	8,967

Financial Instruments

1.	Matters relating to fair value of financial instruments and others

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values and differences between them. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 1)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

As of March 31, 2020

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	2,688,273	2,688,383	109
(2) Trading Assets
Trading Securities	5,377,182	5,377,182	—
(3) Money Held in Trust	409,524	409,524	—
(4) Securities
Bonds Held to Maturity	860,233	875,329	15,096
Other Securities	33,026,789	33,026,789	—
(5) Loans and Bills Discounted	83,468,185
Reserves for Possible Losses on Loans (*1)	(386,686)

	83,081,498	84,254,484	1,172,985

Total Assets	125,443,502	126,631,694	1,188,191

(1) Deposits	131,189,673	131,196,960	7,287
(2) Negotiable Certificates of Deposit	13,282,561	13,281,929	(632)
(3) Trading Liabilities
Securities Sold, Not yet Purchased	2,213,074	2,213,074	—
(4) Borrowed Money	5,209,947	5,148,053	(61,894)
(5) Bonds and Notes	8,906,432	8,847,784	(58,647)

Total Liabilities	160,801,689	160,687,801	(113,887)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	367,402
Derivative Transactions Qualifying for Hedge Accounting	357,953

Total Derivative Transactions	725,356	725,356	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded.

(Change in Presentation)

While the reserves for items other than Loans and Bills Discounted were directly written off against the consolidated balance sheet amounts due to immateriality in the fiscal year ended March 31, 2020, these items are recorded at the consolidated balance sheet amounts without write-off of the reserves from the interim period ended September 30, 2020.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

As of September 30, 2020

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Other Debt Purchased	2,676,047	2,676,228	180
(2) Trading Assets
Trading Securities	7,798,622	7,798,622	—
(3) Money Held in Trust	469,518	469,518	—
(4) Securities
Bonds Held to Maturity	788,395	812,148	23,753
Other Securities	41,297,399	41,297,399	—
(5) Loans and Bills Discounted	86,501,633
Reserves for Possible Losses on Loans (*1)	(437,494)

	86,064,138	87,273,084	1,208,946

Total Assets	139,094,121	140,327,002	1,232,880

(1) Deposits	134,665,825	134,679,962	14,136
(2) Negotiable Certificates of Deposit	14,201,308	14,201,351	42
(3) Trading Liabilities
Securities Sold, Not yet Purchased	2,339,729	2,339,729	—
(4) Borrowed Money	7,275,166	7,264,578	(10,587)
(5) Bonds and Notes	9,639,781	9,878,597	238,815

Total Liabilities	168,121,811	168,364,219	242,407

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	376,295
Derivative Transactions Qualifying for Hedge Accounting	261,065

Total Derivative Transactions	637,360	637,360	—

(*1)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(Note 1)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in fair value information of financial instruments.

(Millions of yen)
Category	As of March 31, 2020	As of September 30, 2020
Stocks and others without a quoted market price (*1)	451,348	634,234
Investments in Partnerships and others (*2)	238,797	256,431

*1

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, July 4, 2019), these items are not subject to disclosure of the fair value.

*2

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 27 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019), these items are not subject to disclosure of the fair value.

3

During the fiscal year ended March 31, 2020, the amount of impairment (devaluation) was ¥2,221 million on a consolidated basis. During the six months ended September 30, 2020, the amount of impairment (devaluation) was ¥1,780 million on a consolidated basis.

2.	Matters relating to breakdown of fair value of financial instruments by level

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet

As of September 30, 2020

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	50,322	207,558	257,880
Trading Assets
Trading Securities
Japanese Government Bonds	3,141,936	10,640	—	3,152,577
Japanese Local Government Bonds	—	129,250	—	129,250
Japanese Corporate Bonds	2,268	1,477,064	798	1,480,132
Stocks	132,496	—	225	132,722
Other	766,015	1,891,751	78,154	2,735,920
Money Held in Trust	—	463,260	3	463,263
Securities
Other Securities
Stocks	2,573,746	—	8,052	2,581,799
Japanese Government Bonds	19,600,482	319,880	—	19,920,362
Japanese Local Government Bonds	—	407,183	—	407,183
Japanese Corporate Bonds	—	635,737	2,144,487	2,780,224
Foreign Bonds	6,312,706	6,109,046	877,711	13,299,464
Other	43,822	2,756	15,868	62,447
Derivative Transactions
Interest Rate and Bond-Related Transactions	23,041	6,134,610	16,301	6,173,952
Currency-Related Transactions	—	2,123,994	20,925	2,144,920
Stocks-Related Transactions	95,299	286,614	74,522	456,436
Commodity-Related Transactions	—	11,293	15,221	26,515
Credit Derivative Transactions	—	52,836	4,234	57,071

Total Assets	32,691,816	20,106,243	3,464,066	56,262,125

Trading Liabilities
Securities Sold, Not yet Purchased	1,871,259	258,637	19,574	2,149,472
Derivative Transactions
Interest Rate and Bond-Related Transactions	19,189	5,688,575	10,702	5,718,467
Currency-Related Transactions	—	2,157,441	1,219	2,158,661
Stocks-Related Transactions	110,016	109,143	24,831	243,992
Commodity-Related Transactions	1,093	7,836	14,088	23,018
Credit Derivative Transactions	—	75,182	2,214	77,396

Total Liabilities	2,001,558	8,296,817	72,631	10,371,007

(*)

Investment trust and others applying the transitional measures set forth in Article 6, Item 6 of “Cabinet Office Ordinance for Partial Revision of the Ordinance on the Terminology, Forms, and Preparation Methods of the financial statements” (Cabinet Office Ordinance No. 9 March 6, 2020) are not included in above table. The financial assets and liabilities of the relevant investment trust and others in the interim consolidated balance sheet is ¥2,413,937 million and ¥190,256 million.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet

As of September 30, 2020

	(Millions of yen)
Category	Fair Value
	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	9,515	2,408,831	2,418,347
Money Held in Trust	—	—	6,254	6,254
Securities
Bonds Held to Maturity
Japanese Government Bonds	491,452	—	—	491,452
Foreign Bonds	—	320,696	—	320,696
Loans and Bills Discounted	—	—	87,273,084	87,273,084
Total Assets	491,452	330,212	89,688,171	90,509,835
Deposits	—	134,679,962	—	134,679,962
Negotiable Certificates of Deposit	—	14,201,351	—	14,201,351
Borrowed Money	—	7,179,075	85,503	7,264,578
Bonds and Notes	—	9,147,421	731,175	9,878,597
Total Liabilities	—	165,207,810	816,679	166,024,489

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Other Debt Purchased

Fair values of securitized products of other debt purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to other debt purchased other than those described above, when the present values of the expected future cash flows are considered to be fair values, those other debt purchased are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those other debt purchased are categorized as Level 3.

Trading Assets

Fair values of trading assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those trading assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair vales are measured at the present value of the expected future cash flows and others using significant unobservable inputs, those trading assets are categorized as Level 3, which includes mainly bonds with warrants and trust beneficiary rights.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

Securities

Fair values of securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the disclosed net asset value and others. Those are not categorized into Levels by applying the transitional measures set forth in Article 26 of “Implementation Guidance on Accounting Standard for Fair Value Measurements.”

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories based on the internal ratings and terms and are categorized as Level 3 since the discount rate is unobservable.

Fair values of securitized products are based on valuations obtained from brokers and others, and reasonably measured prices based on the reasonable estimates of our management and are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving reasonably measured prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in “Securities.”

Loans and Bills Discounted

Fair values of loans and bills discounted are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the loans and bills discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of reserves for possible losses on loans in the interim consolidated balance sheet (the consolidated balance sheet) as of the interim consolidated balance sheet date (the consolidated balance sheet date) and those amount are considered to be fair values which are categorized as Level 3.

Among the loans and bills discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those loans and bills discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the interim consolidated balance sheet date (the consolidated balance sheet date) (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities

Fair values of trading liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those trading liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those trading liabilities are categorized as Level 3.

Borrowed Money

Fair values of borrowed money are measured mainly by discounting the total amount of the principal and interest of such borrowed money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to bonds and notes issued by MHFG and its consolidated subsidiaries, fair values of bonds and notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar bonds and notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bonds futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on counterparty’s credit risk and consolidated subsidiary’s own credit risk and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments recorded at fair value in the interim consolidated balance sheet

(1)	Quantitative information of significant unobservable valuation inputs

As of September 30, 2020

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.9% — 15.6%	6.2%
		Default rate	0.0% — 1.1%	0.8%
		Discount rate	0.0% — 1.7%	0.3%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.9% — 6.9%	4.4%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.0% — 6.5%	0.7%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	5.2% — 22.1%	21.9%
		Default rate	0.4% — 2.5%	1.2%
		Recovery rate	10.0% — 69.1%	67.1%
		Discount rate	0.5% — 1.7%	1.4%
Other	Discounted cash flow method	Discount rate	0.0% — 5.0%	0.3%
Trading Liabilities
Securities Sold, Not yet Purchased	Discounted cash flow method	Discount rate	1.5%	1.5%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
		Default rate	0.0% — 62.6%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	(26.6)% — 51.7%	—
		FX — FX correlation	46.0% — 63.2%	—
		Default rate	0.0% — 62.6%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity —FX correlation	(32.5)% — 100.0%	—
		Equity correlation	0.0% — 100.0%	—
		Equity volatility	11.6% — 96.2%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	0.0% — 57.0%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 6.9%	—
		Credit correlation	18.1% — 100.0%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period and unrealized gains (losses) recognized as gains (losses) for the period

As of September 30, 2020

	(Millions of yen)

	Beginning balance	Gains(losses) for the period/ other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	151,219	(1)	468	55,871	—	—	207,558	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	797	1	—	—	—	—	798	1
Stocks	206	—	—	19	—	—	225	(172)
Other	156,666	947	—	(78,461)	—	(999)	78,154	761
Money Held in Trust	3	—	(0)	0	—	—	3	—
Securities
Other Securities
Stocks	6,317	—	284	1,450	—	—	8,052	—
Japanese Corporate Bonds	2,201,133	(1,205)	4,020	(59,462)	—	—	2,144,487	—
Foreign Bonds	847,601	456	23,178	6,474	—	—	877,711	—
Other	18,663	(1,226)	(308)	(1,260)	—	—	15,868	—
Trading Liabilities
Securities Sold, Not yet Purchased	232	(19)	—	19,362	—	—	19,574	—
Derivative Transactions
Interest Rate and Bond-Related Transactions	7,696	(8,862)	—	6,765	—	—	5,598	(6,441)
Currency-Related Transactions	16,277	4,177	—	(748)	—	—	19,706	5,361
Stocks-Related Transactions	69,571	(27,236)	—	7,355	—	—	49,690	(12,925)
Commodity-Related Transactions	1,240	182	—	(289)	—	—	1,133	(325)
Credit Derivative Transactions	3,516	(1,790)	—	6	1,052	(764)	2,020	(2,660)

(*1)	Those amounts are included in Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2020

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	479,936	493,293	13,356
	Foreign Bonds	263,600	265,711	2,110

	Sub-total	743,537	759,004	15,467

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	116,696	116,325	(370)

	Sub-total	116,696	116,325	(370)

Total		860,233	875,329	15,096

As of September 30, 2020
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	479,947	491,452	11,504
	Foreign Bonds	308,447	320,696	12,248

	Sub-total	788,395	812,148	23,753

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	—	—	—
	Foreign Bonds	—	—	—

	Sub-total	—	—	—

Total		788,395	812,148	23,753

2.	Other Securities

As of March 31, 2020

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,021,965	854,061	1,167,903
	Bonds	5,670,266	5,640,229	30,037
	Japanese Government Bonds	4,029,441	4,022,901	6,540
	Japanese Local Government Bonds	73,989	73,340	649
	Japanese Corporate Bonds	1,566,835	1,543,988	22,847
	Other	12,003,615	11,657,947	345,668
	Foreign Bonds	10,833,455	10,587,358	246,097
	Other Debt Purchased	60,832	59,442	1,389
	Other	1,109,326	1,011,146	98,180

	Sub-total	19,695,847	18,152,237	1,543,609

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	316,463	418,007	(101,543)
	Bonds	10,032,246	10,116,384	(84,137)
	Japanese Government Bonds	8,572,492	8,623,055	(50,562)
	Japanese Local Government Bonds	198,578	199,072	(494)
	Japanese Corporate Bonds	1,261,175	1,294,256	(33,081)
	Other	3,293,071	3,479,852	(186,781)
	Foreign Bonds	1,868,757	1,913,900	(45,142)
	Other Debt Purchased	140,256	140,407	(150)
	Other	1,284,056	1,425,544	(141,487)

	Sub-total	13,641,781	14,014,244	(372,462)

Total		33,337,628	32,166,482	1,171,146

(Note)	Unrealized Gains (Losses) includes ¥5,191 million which was recognized in the statement of income by applying the fair-value hedge method.

As of September 30, 2020

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,327,891	899,022	1,428,868
	Bonds	12,797,854	12,769,584	28,270
	Japanese Government Bonds	10,898,764	10,896,156	2,607
	Japanese Local Government Bonds	177,107	176,350	756
	Japanese Corporate Bonds	1,721,982	1,697,076	24,906
	Other	10,609,376	10,385,648	223,728
	Foreign Bonds	9,427,109	9,242,592	184,516
	Other Debt Purchased	194,497	192,782	1,714
	Other	987,769	950,272	37,497

	Sub-total	25,735,122	24,054,254	1,680,867

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	253,908	312,568	(58,660)
	Bonds	10,309,916	10,388,748	(78,831)
	Japanese Government Bonds	9,021,598	9,068,866	(47,268)
	Japanese Local Government Bonds	230,076	230,522	(446)
	Japanese Corporate Bonds	1,058,241	1,089,358	(31,116)
	Other	5,421,575	5,503,408	(81,833)
	Foreign Bonds	3,872,354	3,885,371	(13,016)
	Other Debt Purchased	63,383	63,506	(123)
	Other	1,485,836	1,554,529	(68,693)

	Sub-total	15,985,399	16,204,725	(219,325)

Total		41,720,521	40,258,979	1,461,541

(Note)	Unrealized Gains (Losses) includes ¥1,301 million which was recognized in the statement of income by applying the fair-value hedge method.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2020 (the fiscal year ended March 31, 2020) (impairment (devaluation)), if the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2020 was ¥41,655 million.

The amount of impairment (devaluation) for the six months ended September 30, 2020 was ¥63,950 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2020

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	7,125	7,125	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2020

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	8,018	8,018	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2020

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,177,927
Other Securities	1,177,927
(–) Deferred Tax Liabilities	338,232
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	839,695
(–) Amount Corresponding to Non-controlling Interests	18,922
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	2,311

Net Unrealized Gains (Losses) on Other Securities	823,085

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥5,191 million in losses which were recognized in the statement of income for the fiscal year ended March 31, 2020 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2020

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	1,464,873
Other Securities	1,464,873
(–) Deferred Tax Liabilities	412,842
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	1,052,030
(–) Amount Corresponding to Non-controlling Interests	16,199
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	2,950

Net Unrealized Gains (Losses) on Other Securities	1,038,781

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥1,301 million in losses which were recognized in the statement of income for six months ended September 30, 2020 by applying the fair-value hedge method.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses), and fair value calculation method by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	5,529,634	1,591,823	(31,113)	(31,113)
	Bought	5,887,309	2,471,820	35,315	35,315
	Interest Rate Options
	Sold	419,803	40,353	(1,901)	(767)
	Bought	757,178	29,771	2,961	1,352
	Bond Futures
	Sold	624,565	—	(11,223)	(11,223)
	Bought	625,248	—	6,551	6,551
	Bond Futures Options
	Bought	—	—	—	—
Over-the-Counter	FRAs
	Sold	43,095,911	108,830	(27,342)	(27,342)
	Bought	39,476,804	108,830	29,903	29,903
	Interest Rate Swaps
	Receive Fixed / Pay Float	444,709,861	336,523,057	(9,755,139)	(9,755,139)
	Receive Float / Pay Fixed	431,142,776	326,305,878	10,260,575	10,260,575
	Receive Float / Pay Float	121,038,451	95,223,531	46,160	46,160
	Receive Fixed / Pay Fixed	329,536	313,093	(1,072)	(1,072)
	Interest Rate Options
	Sold	13,056,382	7,542,710	(255,511)	(255,511)
	Bought	12,156,026	7,821,714	192,734	192,734
	Bond Options
	Sold	579,001	145,808	(2,593)	(851)
	Bought	577,602	145,808	4,993	3,096
	Bond Other
	Sold	—	—	—	—
	Bought	15,585	—	422	422
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	4,718,469	4,347,933	131,693	131,693
	Receive Float / Pay Fixed	13,413,792	12,916,374	(273,174)	(273,174)

Total		—	—	352,242	351,611

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	6,976,734	4,101,340	(19,483)	(19,483)
	Bought	6,797,910	3,279,414	23,119	23,119
	Interest Rate Options
	Sold	303,477	3,792	(121)	21
	Bought	956,823	—	218	(271)
	Bond Futures
	Sold	850,602	—	(1,728)	(1,728)
	Bought	657,830	—	1,410	1,410
	Bond Futures Options
	Bought	40,290	—	46	(3)
Over-the-Counter	FRAs
	Sold	38,313,903	105,810	(7,974)	(7,974)
	Bought	37,730,831	105,810	8,035	8,035
	Intersest Rate Swaps
	Receive Fixed / Pay Float	417,242,767	314,341,563	5,811,145	5,811,145
	Receive Float / Pay Fixed	411,283,772	306,587,930	(5,321,319)	(5,321,319)
	Receive Float / Pay Float	132,765,273	106,307,283	(11,009)	(11,009)
	Receive Fixed / Pay Fixed	339,849	285,230	(3,939)	(3,939)
	Interest Rate Options
	Sold	13,347,258	9,082,714	(134,214)	(134,214)
	Bought	13,369,597	9,712,138	91,234	91,234
	Bond Options
	Sold	530,411	149,654	(3,809)	(2,654)
	Bought	563,199	149,654	3,751	2,285
	Bond Other
	Sold	2,126	—	(0)	(0)
	Bought	2,378	—	2	2
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	4,576,668	4,091,405	133,038	133,038
	Receive Float / Pay Fixed	13,570,172	11,267,691	(275,248)	(275,248)

Total		—	—	293,154	292,446

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(Changes in Presentation)

With the enactment of “Accounting Standard for Fair Value Measurement” (ASBJ Statement No. 30, July 4, 2019) and other standards, interest rate-related transactions and bond-related transactions are presented as Interest Rate and Bond-Related Transactions from the interim period ended September 30, 2020.

(2)	Currency-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	13,092	329	—	—
	Bought	48,893	14,608	—	—
Over-the-Counter	Swaps	57,638,817	43,894,609	1,219	(68,637)
	Forwards
	Sold	75,494,594	3,175,535	(199,399)	(199,399)
	Bought	37,624,376	1,697,421	242,910	242,910
	Options
	Sold	5,145,203	1,383,542	(82,922)	(36,588)
	Bought	4,805,185	1,114,200	67,035	13,026
Inter-Company or Internal Transactions	Swaps	2,858,190	1,991,772	(151,891)	8,698
	Forwards
	Sold	101	—	0	0
	Bought	7,026	—	19	19

Total		—	—	(123,027)	(39,970)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	13,297	1,085	—	—
	Bought	51,854	16,438	—	—
Over-the-Counter	Swaps	60,774,685	46,332,699	37,928	(59,449)
	Forwards
	Sold	63,725,403	3,390,130	101,973	101,973
	Bought	38,313,929	1,704,570	(118,994)	(118,994)
	Options
	Sold	4,023,603	1,536,387	(47,327)	(4,074)
	Bought	3,496,863	1,386,418	41,267	(12,221)
Inter-Company or Internal Transactions	Swaps	2,476,136	1,942,018	(108,963)	15,741
	Forwards
	Sold	—	—	—	—
	Bought	977	—	(13)	(13)

Total		—	—	(94,129)	(77,038)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	251,436	22,541	(3,119)	(3,119)
	Bought	425,430	22,852	10,721	10,721
	Index Futures Options
	Sold	2,170,366	464,262	(155,113)	(49,255)
	Bought	1,906,816	383,082	146,827	40,266
Over-the-Counter	Equity Linked Swaps	471,137	374,198	91,888	91,888
	Options
	Sold	476,111	217,740	(50,480)	(50,480)
	Bought	225,048	59,822	57,065	57,065
	Other
	Sold	13,676	13,676	237	237
	Bought	429,384	296,005	28,439	28,439

Total		—	—	126,467	125,764

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	583,790	90,718	(6,181)	(6,181)
	Bought	736,780	—	(1,201)	(1,201)
	Index Futures Options
	Sold	1,733,397	610,298	(139,391)	(42,652)
	Bought	1,468,631	527,200	111,388	26,366
Over-the-Counter	Equity Linked Swaps	739,288	535,233	60,003	60,003
	Options
	Sold	406,023	236,246	(61,417)	(61,417)
	Bought	193,545	76,826	78,086	78,086
	Other
	Sold	147,557	147,557	(20,586)	(20,586)
	Bought	589,886	467,594	173,399	173,399

Total		—	—	194,098	205,815

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	13,086	6,097	3,098	3,098
	Bought	24,556	13,371	(5,794)	(5,794)
Over-the-Counter	Options
	Sold	172,561	73,050	30,337	30,337
	Bought	161,781	65,707	(25,017)	(25,017)

Total		—	—	2,623	2,623

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of September 30, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	29,355	11,723	1,880	1,880
	Bought	37,034	21,960	(2,973)	(2,973)
Over-the-Counter	Options
	Sold	161,001	70,415	11,084	11,084
	Bought	148,729	60,095	(6,493)	(6,493)

Total		—	—	3,497	3,497

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	1,815,742	1,545,558	(4,725)	(4,725)
	Bought	3,022,474	2,712,677	13,821	13,821

Total		—	—	9,096	9,096

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2020

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	3,217,071	2,983,790	44,705	44,705
	Bought	4,688,649	4,385,439	(65,030)	(65,030)

Total		—	—	(20,325)	(20,325)

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co.,Ltd. have been allocated to each segment.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	321,978	220,192	203,855	235,061	25,448	16,231	1,022,765
General and administrative expenses (excluding Non-Recurring Losses and others)	330,705	104,026	118,613	101,394	16,402	17,291	688,431
Equity in income from investments in affiliates	6,430	1,076	6,034	—	532	5,037	19,109
Amortization of goodwill and others	1,413	62	180	525	3,887	554	6,621
Others	—	—	—	—	—	(5,942)	(5,942)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(3,710)	117,180	91,096	133,142	5,691	(2,519)	340,879
Fixed assets	508,243	208,438	160,151	92,751	87	731,964	1,701,634

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ (7,956) million, of which ¥ (11,208) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.

“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

	4.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2020, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	307,377	234,191	222,567	291,551	23,597	14,035	1,093,318
General and administrative expenses (excluding Non-Recurring Losses and others)	314,962	104,666	121,433	105,631	15,664	16,980	679,336
Equity in income from investments in affiliates	3,613	2,402	5,905	—	382	(742)	11,559
Amortization of goodwill and others	1,128	50	180	419	3,821	500	6,098
Others	—	—	—	—	—	—	—
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	(5,100)	131,877	106,859	185,501	4,494	(4,187)	419,443
Fixed assets	518,507	186,331	157,043	90,866	86	768,477	1,721,310

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ (19,005) million, of which ¥ (20,380) million is included in the Global Markets Company.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.

“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,022,765	1,093,318
Net gains or losses related to ETFs and others	7,956	19,005
Other Ordinary Income	117,699	63,736
General and Administrative Expenses	(670,592)	(681,287)
Other Ordinary Expenses	(81,357)	(227,161)

Ordinary Profits	396,471	267,610

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2019	For the six months ended September 30, 2020
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	340,879	419,443
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	24,461	4,146
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(19,142)	(84,777)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	7,915	3,555
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	55,375	(50,485)
Net Extraordinary Gains (Losses)	(5,000)	65,780
Others	(13,017)	(24,271)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	391,471	333,391

Related Information

For the six months ended September 30, 2019

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,138,373	425,585	132,382	291,083	1,987,425

(Notes)	1.	The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2019 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2020

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,029,703	249,775	102,413	194,868	1,576,761

(Notes)	1.	The above table shows Ordinary Income instead of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2020 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	1,985	805	123	140	2	955	4,010

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Impairment Loss	586	1	—	10	—	793	1,391

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2019

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	518	2,033
Unamortized Balance of Goodwill	—	—	4,210	—	45,354	13,823	63,387

For the six months ended September 30, 2020

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others
Amortization of Goodwill	—	—	180	—	1,335	354	1,869
Unamortized Balance of Goodwill	—	—	2,764	—	42,686	12,678	58,128

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2019

There is no applicable information.

For the six months ended September 30, 2020

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2020	As of September 30, 2020
Net Assets per Share of Common Stock	Yen	3,372.96	3,472.01
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	8,663,847	8,905,205
Deductions from Total Net Assets	Millions of yen	109,876	102,327
Stock Acquisition Rights	Millions of yen	213	134
Non-Controlling Interests	Millions of yen	109,662	102,192
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	8,553,971	8,802,877
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,536,039	2,535,381

(Note)	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Assets per Share of Common Stock is calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal 2019.

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2019	For the six months ended September 30, 2020
(1) Net Income per Share of Common Stock	Yen	113.43	84.99
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	287,668	215,523
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	287,668	215,523
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,535,955	2,535,837

(2) Diluted Net Income per Share of Common Stock	Yen	113.42	84.98
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	188	92
Stock Acquisition Rights	Thousands of shares	188	92
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Notes)	1.	MHFG adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal 2019.
	2.	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2020) was 1,963 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2020) was 2,556 thousand.

		In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2019 was 1,887 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2020 was 2,146 thousand.

Subsequent Events

The Board of Directors of the MHFG resolved in a meeting held on May 15, 2020 to include the following share consolidation in the agenda for the 18th Ordinary General Meeting of Shareholders held on June 25, 2020 and the agenda gained the approval in the Ordinary General Meeting of Shareholders. The share consolidation is effective as of October 1, 2020.

The influence on Per Share Information is described in “Notes to Interim Consolidated Financial Statements - Per Share Information.”

(1)	Purpose of the share consolidation

MHFG’s current share price was significantly below the desirable Trading Unit range of 50,000 yen to 500,000 yen designated by the Securities Listing Regulations of the Tokyo Stock Exchange.

In order to address this situation, we resolved to include the following share consolidation of common stock on the basis of one post-consolidation share per ten pre-consolidation shares in the agenda for the Ordinary General Meeting of Shareholders.

(2)	Details of the share consolidation

i.	Class of shares to be consolidated

Common Stock

ii.	Consolidation rate

One post-consolidation share per ten pre-consolidation shares based on the shares owned by the shareholders recorded in the shareholder register as of September 30, 2020.

iii.	Effective date

October 1, 2020

iv.	Total number of Authorized Shares

5,130,000,000 shares

Changing on the effective date of the share consolidation pursuant to Article 182, Paragraph 2 of Japan’s Companies Act

v.	Number of shares to be reduced by the consolidation (Number of shares to be reduced could be changed)

Total number of issued shares before the consolidation as of September 30 2020	25,392,498,945
Number of shares to be reduced by the consolidation	22,853,249,051
Total number of issued shares after the consolidation	2,539,249,894

II. Others

There is no applicable information.